SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.2)*

                                  Comarco, Inc.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                    200080109
                                 (CUSIP Number)

                              Martin D. Sklar, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 23, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Esopus Creek Partners, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)[x]
   (b)[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*
            WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
            New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER
            358,592

8  SHARED VOTING POWER
            0

9. SOLE DISPOSITIVE POWER
            358,592

10. SHARED DISPOSITIVE POWER
            0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            358,592

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.8%

14. TYPE OF REPORTING PERSON*
            OO

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

1. NAMES OF REPORTING PERSONS
   I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Andrew Sole

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)[x]
   (b)[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*
           PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER
            88,115

8  SHARED VOTING POWER
            0

9. SOLE DISPOSITIVE POWER
            88,115

10. SHARED DISPOSITIVE POWER
            0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            88,115

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.2%

14. TYPE OF REPORTING PERSON*
            IN

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Joseph S. Criscione IRA

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)[x]
   (b)[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*
            PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER
            35,000

8  SHARED VOTING POWER
            17,163

9. SOLE DISPOSITIVE POWER
            35,000

10. SHARED DISPOSITIVE POWER
            17,163

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            52,163

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.7%

14. TYPE OF REPORTING PERSON*
            IN

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Anne E. Lauridsen IRA

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)[x]
   (b)[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*
            PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER
            15,000

8  SHARED VOTING POWER
            37,163

9. SOLE DISPOSITIVE POWER
            15,000

10. SHARED DISPOSITIVE POWER
            37,163

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            52,163

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.7%

14. TYPE OF REPORTING PERSON*
            IN

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement is filed with respect to the shares of the common stock, $0.10 par value (the "Common Stock"), of Comarco, Inc. (the "Issuer"), beneficially owned by the Reporting Persons (defined below) as of January 24, 2006 and amends and supplements the Schedule 13D filed on October 24, 2005 (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

The persons filing this Schedule 13D (collectively, the "Reporting Persons") are:

         Esopus Creek Partners, LLC ("Esopus")
         Andrew Sole ("Mr. Sole")
         Joseph S. Criscione IRA ("JSC IRA")
         Ann E. Lauridsen IRA (AEL IRA")


ITEM 3.  Source and Amount of Funds or Other Consideration.

The source and amount of funds used by Esopus in making its purchases of the shares of Common Stock beneficially owned by it is set forth below:

Working Capital                                         $2,518,882


The source and amount of funds used by Mr. Sole in making its purchases of the shares of Common Stock beneficially owned by him is set forth below:

Personal Funds                                          $645,520


The source and amount of funds used by the JSC IRA in making its purchases of the shares of Common Stock beneficially owned by Mr. Criscione is set forth below:

Personal Funds                                          $246,050


The source and amount of funds used by the AEL IRA in making its purchases of the shares of Common Stock beneficially owned by Ms. Lauridsen is set forth below:

Personal Funds                                          $105,450


The source and amount of funds used by each of Mr. Criscione and Ms. Lauridsen in making purchases of the shares of Common Stock beneficially owned by them in a joint account is set forth below:

Personal Funds                                          $18,188

ITEM 4.  Purpose of Transaction.

     Each of the Reporting Persons acquired the Common Stock beneficially owned by each in the ordinary course of its, his or her, as applicable, securities trading activities.

     Depending upon market conditions and other factors that each may deem material, each of the Reporting Persons may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that each now beneficially owns or may hereafter acquire.

     On January 23, 2006, the Reporting Persons submitted a proposal to the Issuer, a copy of which is attached hereto as Exhibit B, that the Issuer's Board of Directors redeem the rights to purchase Series A Participating Preferred Stock issued pursuant to the Issuer's February 2003 Preferred Stock Rights Plan as soon as practicable. The Reporting Persons may in the future have additional discussions with or send correspondence to the Issuer's management, Board of Directors and/or financial advisors, as well as third parties, regarding certain significant corporate actions of the Issuer.

     The Reporting Persons reserve the right to formulate other plans or proposals to maximize shareholder value and to take actions in furtherance of any such proposals such as seeking the adoption of shareholder proposals and/or board representation.

ITEM 5. Interest in Securities of the Issuer.

     (a) Esopus beneficially owns 358,592 shares of Common Stock, constituting 4.8% of all of the outstanding shares of Common Stock.

     Mr. Sole beneficially owns an aggregate of 88,115 shares of Common Stock, constituting 1.2% of all of the outstanding shares of Common Stock.

     Mr. Criscione beneficially owns an aggregate of 52,163 shares of Common Stock, constituting 0.7% of all of the outstanding shares of Common Stock.

     Ms. Lauridsen beneficially owns an aggregate of 52,163 shares of Common Stock, constituting 0.7% of all of the outstanding shares of Common Stock.

     Collectively, the Reporting Persons beneficially own 498,870 shares of Common Stock constituting 6.7% of all of the outstanding shares of Common Stock.

     (b) Esopus has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Mr. Sole has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by him personally.

     Mr. Criscione has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 35,000 shares of Common Stock beneficially owned by him personally.

     Ms. Lauridsen has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 15,000 shares of Common Stock beneficially owned by her personally.

     Mr. Criscione and Ms. Lauridsen have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,163 shares of Common Stock beneficially owned by them in a joint account.

     (c) The following  transaction was effected by Esopus during the past sixty
(60) days:

                                                   Approx. Price per
                                 Amount of Shs.    Share (excl. of
Date              Security       Bought (Sold)     commissions)
----              --------       --------------    -----------------
01/23/06          Common         8,054               $    11.00


     The above transaction was effected on the Nasdaq National Market.

     No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days other than those that have previously been reported in this Schedule 13D.

     (d) No person other than Esopus has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Esopus.

     No person other than Mr. Sole has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.

     No person other than Mr. Criscione has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him personally.

     No person other than Ms. Lauridsen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by her personally.

     No person other than Mr. Criscione or Ms. Lauridsen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by them in a joint account.

     (e) Not applicable.


ITEM 7.  Material to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement (previously filed)

     Exhibit B - Stockholder Proposal submitted by Esopus on January 23, 2006.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  January 25, 2006

        ESOPUS CREEK PARTNERS, LLC


        By: /s/ Andrew Sole, Managing Member
                ----------------------------
                Andrew Sole, Managing Member


        /s/ Andrew Sole
        ---------------
        Andrew Sole


        /s/ Joseph S. Criscione
        -----------------------
            Joseph S. Criscione


        /s/ Ann E. Lauridsen
        --------------------
            Ann E. Lauridsen

                                    EXHIBIT B

                              Stockholder Proposal

Esopus Creek Partners LLC, 500 Fifth Avenue, Suite 2620, New York, N.Y. 10110, owners of 490,316 shares or 6.6% of the outstanding Common Stock, as shown in an amendment to Schedule 13D filed by Esopus Creek Partners LLC with the Securities and Exchange Commission as of January 13, 2006, submits the following proposal and supporting statement for inclusion in the 2006 Proxy Statement and states its intention to present the proposal at the 2006 Annual Meeting:

RESOLVED: That the shareholders of Comarco, Inc. (the "Company") hereby request that the Board of Directors redeem the rights to purchase Series A Participating Preferred Stock issued pursuant to the February 2003 Preferred Stock Rights Plan as soon as practicable.

Shareholder Supporting Statement

     On February 5, 2003, the Company distributed a dividend of one Right to purchase Series A Cumulative Preferred Stock pursuant to a Preferred Stock Rights Plan. Issuing the Rights allows the Company to vastly increase the cost to a potential bidder of effecting any merger or tender offer unless the Board of Directors favors the bid. Potential bidders cannot take their offer directly to the shareholders even if an overwhelming majority would have accepted the offer. The potential bidder must instead negotiate with management, and a Board or management may sometimes have interests that conflict with the interests of shareholders. In effect, the Board has arrogated to itself the sole right to determine what price a potential buyer must pay to acquire the entire Company. We believe the Board should allow its shareholders to decide for themselves what represents a fair price for their holdings.